

August 26, 2010

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

>**Re:** **HealthStream, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2009**
>**Filed March 26, 2010**
>**File No. 000-27701**

Dear Mr. Frist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part I

Item 1. Business

Customers, page 3

1. We note from your risk factor on page 12 that a substantial portion of your revenues is derived from a relatively small number of customers. Please tell us what consideration you gave to providing quantified disclosure regarding your reliance on these customers. If any customers generated 10% or more of your revenues, please tell us the specific percentage generated by each such customer. In addition, it appears that you should include in the business section a discussion regarding your reliance on a few customers as well as a discussion of the material terms of any material customer contracts filed as exhibits. Refer to Item 101(h)(4)(vi) of Regulation S-K and advise.

Technology Management, page 4

2.   We note that your software applications, servers, and network infrastructure that deliver the majority of the services you provide are hosted by third-party data center providers, with the primary data center in Chicago, Illinois and the disaster recovery data center in Nashville, Tennessee. Please tell us what consideration you have given to disclosing the names of these two providers in your Form 10-K and provide us with your analysis as to whether you are required to file as exhibits any material contracts with these third-party providers. Refer to Item 601(b)(10) of Regulation S-K.

Item 1.A Risk Factors

"We may be unable to continue to license our third party software, on which a portion of our product and service offerings rely, …" page 11

3.   We note from your disclosure here and on page 8 that you rely on the use of licensed third-party technology components in some of your products. Please tell us what portion of your revenues is dependent on products using such third-party licenses and, to the extent material to your business, what consideration you gave to including a discussion of the nature and terms of these licenses in the business section. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Part III

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement filed April 29, 2010)

Executive and Director Compensation

Compensation Discussion and Analysis, page 28

4.   We note that you have elected to include a Compensation Discussion and Analysis section in the Proxy Statement. To the extent you elect to do so in future filings, please confirm that you will include an expanded discussion that addresses how the compensation committee determined the amount to be paid for each element of compensation. For instance, without limitation, we note that with respect to Long-Term Stock-Based Incentive Compensation, you indicate the award levels in 2009 without including a discussion of how the amount of the award for each named executive officer was determined and why the size of the award decreased in each instance as compared to the previous year. Your compensation discussion and analysis should provide insight into how the specific compensation levels for each element of compensation were determined and the reasons for any material increase or decrease with respect to each element of compensation, including how the amount of any increase or decrease was determined. Please confirm your understanding.

Cash Bonuses, page 30

5.   You state that bonuses were earned under the Incremental Net Income Incentive Plan based on achievement of your 2009 performance objectives and that cash bonuses were paid at the maximum level under the Plan during February 2010. Item 402(n)(2)(vii) of Regulation S-K requires disclosure of "all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plans…." It appears that because the bonuses were awarded pursuant to an incentive plan as defined in paragraph (m)(5)(iii) of Item 402, the cash awards earned under the 2009 Plan should be disclosed in column (g) under the heading "non-equity incentive plan compensation" of the summary compensation table, and reflected in the grants of plan-based awards table, for the year in which the bonuses were earned, i.e., 2009, and not the year in which the bonuses were paid. Further, to the extent the bonuses should have been disclosed for the 2009 year covered in the summary compensation table, and given that the bonuses at 35% of base salary would materially impact total compensation paid to the named executive officers for that year, it appears that you must amend the Form 10-K to disclose this information. Please confirm your understanding or advise. For additional guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretation, available on our website.

Summary Compensation Table, page 33

6.   We note your statement in footnote 1 to the summary compensation table that "[b]onuses listed for each fiscal year reflect payments within a fiscal year of bonus amounts related to the previous fiscal year." Item 402(n)(2)(iv) of Regulation S-K requires disclosure of bonus amounts "earned by the named executive officer during the fiscal year covered." It appears, therefore, that the summary compensation table should be revised so that the bonus amounts are included in the fiscal year in which the bonuses were earned, not paid. Please confirm your understanding and advise.

Part IV

Item 15. Exhibits, Financial Statement Schedules

7.   We note that you have identified exhibits 10.6 and 10.7 as being the subjects of confidential treatment; however, it appears that the orders granting confidential treatment for these agreements have expired. Please provide us with copies of the confidential treatment orders for these exhibits or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3457. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel